

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 26, 2023

Suqin Li
Chief Executive Officer
Majestic Ideal Holdings Ltd
22/F, China United Plaza
1002-1008, Tai Nan West Street
Cheung Sha Wan, Kowloon, Hong Kong

>   **Re: Majestic Ideal Holdings Ltd**
>   **Amendment No. 3 to Registration Statement on Form F-1**
>   **Filed October 20, 2023**
>   **File No. 333-271502**

Dear Suqin Li:

 We have reviewed your amended registration statement and have the following comments.

 Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

 After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our October 13, 2023 letter.

Amendment No. 3 to Registration Statement on Form F-1 filed October 20, 2023

General

1. We note your response to prior comment 1 and we reissue the comment. Please amend to provide the information summarized and requested in the prior comment.

Dilution, page 44

2. Your revised disclosures in response to prior comment 2 indicate that your intangible assets include deferred IPO costs, right-of-use assets and deferred tax assets and are therefore excluded from net tangible book value. It appears as though your net tangible book value as currently presented does not exclude your right-of-use assets of RMB 712,011. Please revise.

3.   In a related matter, your current presentation lists your net tangible book value in USD with the $, however, your calculated value is actually from your March 31, 2023 balance sheet in RMB. In addition, your net tangible book value per share is presented according to the USD figures. Please revise to present your net tangible book value in U.S. Dollars to align with your net tangible book value per share.

Compensation of Directors and Executive Officers, page 93

4.   Please update the disclosure in this section to include compensation information for the most recently completed fiscal year.

Financial Statements, page F-1

5.   We note this registration statement is your initial public offering. In this regard, your audited financial statements must be no more than 12 months old at the time of filing and upon the effectiveness of the registration statement unless you are able to represent the you are not required to comply with the 12 month requirement in any other jurisdiction outside the United States and that complying with the 12 month requirement is impracticable or involves undue hardship in which case the last year of audited financial statements may not be older than 15 months at the time of offering. If applicable, your representation should be filed as an exhibit to the registration statements. Refer to the Instructions to Item 8.A.4 of Form 20-F.

 Please contact Heather Clark at 202-551-3624 or Kevin Woody at 202-551-3629 if you have questions regarding comments on the financial statements and related matters. Please contact Thomas Jones at 202-551-3602 or Jay Ingram at 202-551-3397 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Manufacturing

cc: Lawrence S. Venick, Esq.